SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June, 2014

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Banco Santander, S.A.

Item
1	Press release dated June 23, 2014.	1

Press Release

Santander agrees to acquire GE Money Bank AB,

GE Capital’s consumer finance business

in Sweden, Denmark and Norway

•	Under the terms of the agreement, Banco Santander’s consumer finance unit will buy GE Money Bank AB, GE Capital’s consumer finance business in Sweden, Norway and Denmark (“GE Money Bank”).

•	The purchase price of the transaction, expected to close in the second half of 2014, amounts to approximately EUR 700 million.

Madrid, June 23, 2014. Santander Consumer Finance, S.A. and GE Money Nordic Holding AB (“GE Capital”) have signed a definitive agreement by which Banco Santander’s consumer finance unit will buy GE Capital’s business in Sweden, Denmark and Norway. The purchase price of the transaction, which is subject to relevant regulatory approvals, amounts to approximately EUR 700 million after a pre-closing dividend to remove excess capital. Under the terms of the agreement, Santander will assume GE Money Bank’s intragroup funding. The deal, which is expected to close in the second half of 2014, will have an impact of 8 basis points in Grupo Santander’s core capital.

Emilio Botín, Chairman of Banco Santander, said: “The acquisition of GE Capital’s business in the Scandinavian countries is an important step in Santander Consumer’s growth strategy. It’ll increase its geographical diversification and strengthen its position as the leading consumer finance provider in Europe”.

GE Capital’s business in the Nordic countries will complement Santander’s current presence in those countries and will enable Santander Consumer Finance to become a leading consumer finance provider in the region. With a loan portfolio of EUR 2.35 billion, GE Money Bank has attractive positions in consumer finance business lines, such as direct loans and credit cards, while Santander Consumer Finance is a leader in the region in auto finance, with outstanding loans amounting to EUR 8.9 billion. Sweden accounts for 55% of GE Money Bank’s loans in the region, Norway 26% and Denmark, 19%.

Moreover, this transaction will enable Santander Consumer Finance to increase its geographical diversification while also growing its exposure to triple-A rated countries. After the integration of both businesses, Santander Consumer Finance Nordic will represent approximately 17% of the unit’s loan portfolio.

Following the transaction, Santander Consumer Finance Nordic will have over 1.2 million customers in the region and will significantly increase its capacity and growth potential.

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 email: comunicacionbancosantander@gruposantander.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: June 23, 2014	By:	/s/ José Antonio Álvarez
Name: José Antonio Álvarez
Title: Executive Vice President